UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Hambrecht Asia Acquisition Corp.
(Name of Issuer)

Ordinary Shares, $0.001 par value
(Title of Class of Securities)

406548 10 7
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1 (d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 406548 10 7	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William R. Hambrecht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 266,608(1)
	6	SHARED VOTING POWER 88,333(2)
	7	SOLE DISPOSITIVE POWER 266,608(1)
	8	SHARED DISPOSITIVE POWER 88,333(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,941(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON* IN
(1) Consists of (i) 88,333 ordinary shares of Hambrecht Asia Acquisition Corp. held by Hambrecht 1980 Revocable Trust; and (ii) 178,275 ordinary shares of Hambrecht Asia Acquisition Corp. held by W.R. Hambrecht + Co., LLC.  William R. Hambrecht (i) is the trustee of the Hambrecht 1980 Revocable Trust; and (ii) is the controlling person of W.R. Hambrecht + Co., LLC. Does not include (i) 441,667 shares issuable upon exercise of 441,667 ordinary share purchase warrants owned by Hambrecht 1980 Revocable Trust; and (ii) 25,000 shares issuable upon exercise of 25,000 ordinary share purchase warrants owned by W.R. Hambrecht + Co., LLC.  Each warrant is exercisable for one Hambrecht Asia Acquisition Corp. ordinary share at an exercise price of $5.00 per share commencing on the later of the consummation of a business combination and March 7, 2009 and expires at 5:00p.m., New York City time, on March 7, 2013.
(2) Consists of 88,333 ordinary shares of Hambrecht Asia Acquisition Corp. held by AEX Enterprises Limited.  William R. Hambrecht shares control AEX Enterprises Limited. Does not include 441,667 shares issuable upon exercise of 441,667 ordinary share purchase warrants owned by AEX Capital LLC.  William R. Hambrecht shares control AEX Capital LLC.

CUSIP No. 406548 10 7	13G	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:

Hambrecht Asia Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

13/F Tower 2

New World Tower

18 Queens Road Central

Hong Kong

Item 2.
(a)           Name of Person Filing: John Wang
(b)           Address of Principal Business Office or if none, Residence:

13/F Tower 2

New World Tower

18 Queens Road Central

Hong Kong

(c)           Citizenship:  United States

(d)           Title of Class of Securities:  Ordinary Shares, $0.001 par value

(e)           CUSIP Number:  406548 10 7

Item 3.                                Not Applicable

Item 4.                                Ownership.

(a)           Amount Beneficially Owned:  354,941

(b)
Percent of Class:  6.7%, which shares consists of (i) 88,333 ordinary shares of Hambrecht Asia Acquisition Corp. held by AEX Enterprises Limited; (ii) 88,333 ordinary shares of Hambrecht Asia Acquisition Corp. held by Hambrecht 1980 Revocable Trust; and (iii) 178,275 ordinary shares of Hambrecht Asia Acquisition Corp. held by W.R. Hambrecht + Co., LLC.  Does not include (i) 441,667 shares issuable upon exercise of 441,667 ordinary share purchase warrants owned by AEX Capital LLC; (ii) 441,667 shares issuable upon exercise of 441,667 ordinary share purchase warrants owned by Hambrecht 1980 Revocable Trust; and (iii) 25,000 shares issuable upon exercise of 25,000 ordinary share purchase warrants owned by W.R. Hambrecht + Co., LLC.  Each warrant is exercisable for one Hambrecht Asia Acquisition Corp. ordinary share at an exercise price of $5.00 per share commencing on the later of the consummation of a business combination and March 7, 2009 and expires at 5:00p.m., New York City time, on March 7, 2013.  William R. Hambrecht (i) shares control AEX Enterprises Limited; (ii) shares control AEX Capital LLC; (iii) is the trustee of the Hambrecht 1980 Revocable Trust; and (iv) is the controlling person of W.R. Hambrecht + Co., LLC. The percentage is calculated based on 5,299,125 shares of Common Stock outstanding as of November 1, 2008, as reported in the Company’s Quarterly Report on Form 10-Q, dated November 13, 2008.

CUSIP No. 406548 10 7	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:  266,608(1)

(ii)           shared power to vote or to direct the vote:  88,333(2)

(iii)           sole power to dispose or to direct the disposition of:  266,608(1)

(iv)           shared power to dispose or to direct the disposition of:  88,333(2)

Item 5.                    Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.                    Identification and Classification of Members of the Group: Not Applicable

Item 9.                    Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

Notes:	(1)
Consists of (i) 88,333 ordinary shares of Hambrecht Asia Acquisition Corp. held by Hambrecht 1980 Revocable Trust; and (ii) 178,275 ordinary shares of Hambrecht Asia Acquisition Corp. held by W.R. Hambrecht + Co., LLC.  William R. Hambrecht (i) is the trustee of the Hambrecht 1980 Revocable Trust; and (ii) is the controlling person of W.R. Hambrecht + Co., LLC. Does not include (i) 441,667 shares issuable upon exercise of 441,667 ordinary share purchase warrants owned by Hambrecht 1980 Revocable Trust; and (ii) 25,000 shares issuable upon exercise of 25,000 ordinary share purchase warrants owned by W.R. Hambrecht + Co., LLC.  Each warrant is exercisable for one Hambrecht Asia Acquisition Corp. ordinary share at an exercise price of $5.00 per share commencing on the later of the consummation of a business combination and March 7, 2009 and expires at 5:00p.m., New York City time, on March 7, 2013.

(2)
Consists of 88,333 ordinary shares of Hambrecht Asia Acquisition Corp. held by AEX Enterprises Limited.  William R. Hambrecht shares control AEX Enterprises Limited. Does not include 441,667 shares issuable upon exercise of 441,667 ordinary share purchase warrants owned by AEX Capital LLC.  William R. Hambrecht shares control AEX Capital LLC.

CUSIP No. 406548 10 7	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009

/s/ William R. Hambrecht
William R. Hambrecht